Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS UNDER

THE AGREEMENT FOR ENTRUSTED INVESTMENT AND

MANAGEMENT AND OPERATING SERVICES WITH RESPECT TO

ALTERNATIVE INVESTMENTS WITH INSURANCE FUNDS

Reference is made to the announcement of the Company dated 28 October 2021 and the circular of the Company dated 30 November 2021 in relation to the Existing Agreement entered into between the Company and CLI.

The Board announces that the Company proposes to enter into the New Agreement with CLI to modify the type of assets entrusted by the Company to CLI for investment and management, and to set forth the pricing principle for each type of the products. Pursuant to the New Agreement, CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, product management fee, real estate operation management service fee and performance reward in respect of the Investment and Management Services provided by CLI to the Company. In addition, CLI will also continue to provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, and the Company will pay CLI the entrusted operating fee in this regard.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly- owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Halcyon Capital Limited, a corporation licensed to carry out business in Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement.

The Company will seek approval from the Independent Shareholders in respect of the transactions under the New Agreement at the forthcoming annual general meeting. A circular containing, among other things, the details of the New Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders. As additional time is required to prepare certain information for inclusion in the circular, the Company will dispatch the circular to the shareholders on or about 24 May 2023.

In view of CLI’s interests in the transactions under the New Agreement, CLIC will abstain from voting at the annual general meeting to approve such transactions.

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the annual general meeting. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 July 2023. The Existing Agreement will be terminated and replaced by the New Agreement after the latter comes into effect.

BACKGROUND

Reference is made to the announcement of the Company dated 28 October 2021 and the circular of the Company dated 30 November 2021 in relation to the Existing Agreement entered into between the Company and CLI.

The Board announces that the Company proposes to enter into the New Agreement with CLI to modify the type of assets entrusted by the Company to CLI for investment and management, and to set forth the pricing principle for each type of the products. Pursuant to the New Agreement, CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. In addition, CLI will also continue to provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management.

The Company will provide CLI with the investment guidelines on an annual basis. The investment guidelines and any material changes to the investment guidelines shall be approved by the Board and the independent non-executive Directors as a whole. The investment guideline will define the specific scope, type and proportion of assets to be invested and managed by CLI under the authorization of the Company, and set out the investment restrictions and conditions, investment strategies, risk control requirements, performance appraisal method and investment return target. The Company will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI in accordance with the New Agreement, the investment guidelines and the relevant measures for the performance appraisal of investments.

PRINCIPAL TERMS OF THE NEW AGREEMENT

Parties

•	The Company

•	CLI

Provision of Investment and Management Services

Scope of services

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company. The entrusted assets under the New Agreement include insurance asset management products, financial products, equity/real estate funds and public REITs products (which are conducted by way of strategic fund and restrict to the participation in strategic placement). The Investment and Management Services provided by CLI to the Company mainly include matters associated with the screening and selection of investment projects, due diligence on investment projects, decision-making on investments, negotiation and execution of investment-related agreements, closing of investment projects, product management, daily management of capital accounts, subsequent management of investment projects, and exit from investment projects, etc.

Service fees

In consideration of the Investment and Management Services provided by CLI to the Company under the New Agreement, the Company will pay fees (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) to CLI for the New Projects and the Existing Projects based on the type of assets involved in the relevant projects.

Investment management service fee

If the New Projects involves investment in insurance asset management products or financial products other than those established and issued by CLI or of which CLI has participated in the establishment and issuance, then the investment management service fee payable by the Company to CLI shall be calculated by multiplying the paid-in capital contribution of the Company in such products in which the Company’s interests have not been disposed of, by the fee rate of 0.08% per annum.

If the New Projects involves investment in equity/real estate funds (including the funds applying strategic placement of public REITs as their investment strategy), then the investment management service fee payable by the Company to CLI shall be calculated by multiplying the paid-in capital contribution of the Company in such funds in which the Company’s interests have not been disposed of, by the fee rate of 0.08% per annum.

With respect to the Existing Projects, the investment management service fee payable by the Company to CLI shall be calculated based on the fee standard as set out in the agreements for the entrusted investment and management and the investment guidelines then in force when the investment was made to such projects, which generally ranges from 0.05% to 0.6% for fixed return projects and 0.05% to 0.3% for non-fixed return projects.

The Company will pay CLI the investment management service fee on a quarterly basis.

Product management fee

If the New Projects involves investment in insurance asset management products or financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, then CLI shall charge the product management fee pursuant to the relevant product contracts, but shall not separately charge any investment management service fee. The product management fee rate shall be determined with reference to the fee rate charged by independent third parties for the issuance of products of a similar type and taking into account the market environment and the form of management. The parties agree that the product management fee rate payable by the Company in respect of any particular product shall not exceed 0.6% per annum, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. If the subscription of the same product by any independent third party accounts for 20% or more of the total subscription amount, the Company will pay the product management fee to CLI at the same fee rate as that payable by such independent third party. The specific product management fee rate and payment method will be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

With respect to the Existing Projects for which CLI shall charge the product management fee pursuant to the relevant product contracts, the Company will continue to pay the product management fee based on the fee rate specified in the product contracts entered into by the Company at the time of its subscription of the products.

Real estate operation management service fee

The real estate operation management service fee refers to the fee incurred in connection with the Company’s entrustment to CLI for operation of the underlying properties under the Existing Projects for real estate investments. The real estate operation management service fee shall be calculated by multiplying the EBITDA (i.e. the sum of net profit, income taxes, depreciation of fixed assets, amortization of intangible assets, amortization of long-term deferred expenses and interest payments) derived from the relevant real estate projects in a given year by a fee rate ranging from 3% to 6%, and shall be paid by the Company to CLI on a quarterly basis. The specific standard for the fee rate will be determined by the parties after negotiation with reference to the market conditions, the stage of project operation and the expected performance of the assets, and will be set out in the investment guidelines provided by the Company to CLI.

Performance reward

With respect to the Existing Projects with non-fixed return, if the internal rate of return of the projects is, in principle, higher than the hurdle rate of 8%, the Company will, in addition to the payment of investment management service fee, pay CLI or its subsidiaries the performance-based bonus at the time of exit from the projects. The parties shall calculate the performance-based bonus at the rate of 15% in respect of such portion of profits representing an internal rate of return of more than 8% but less than 10% on the investment, and at the rate of 20% in respect of such portion of profits representing an internal rate of return of more than 10% on the investment.

In addition, the Company will pay CLI the floating management fee or deduct the floating management fee from the investment management service fee payable to CLI on an annual basis based on the result of the annual appraisal of the Company on the performance of CLI. The floating management fee shall range from -10% to +10% of the calculating base. The calculating base of the floating management fee shall be no more than 20% of the investment management service fee of the current period. The amount of the floating management fee, if negative, shall be deducted from the investment management service fee payable by the Company to CLI. The specific mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

Provision of Operating Services

Scope of services

Pursuant to the New Agreement, CLI will provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, including but not limited to assisting the Company with daily operations, such as the post-investment filing of relevant reports and statements, risk management, regulatory check, accounting management, solvency management, registration of property rights and filing of connected transactions.

Service fees

In consideration of the Operating Services provided by CLI to the Company under the New Agreement, the Company will pay the entrusted operating fee to CLI on a quarterly basis. The entrusted operating fee shall be calculated by multiplying the paid-in capital contribution of the Company in the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, by the fee rate of 0.02% per annum.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements and/or entrusted operation agreements entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company. CLI is required under the New Agreement to inform the Company in writing of any preferential treatments it offers to other principals within 5 working days after it offers such treatments.

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the annual general meeting. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 July 2023 and remain in effect until 31 December 2024. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof. The Existing Agreement will be terminated and replaced by the New Agreement after the latter comes into effect.

CAP AMOUNTS

Historical figures

For the four years ended 31 December 2022, the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the fees for the Investment and Management Services and the entrusted operation fee in relation to the Operating Services paid by the Company to CLI are as follows:

RMB million

	For the year ended 31 December 2019		For the year ended 31 December 2020		For the year ended 31 December 2021		For the year ended 31 December 2022
	Annual cap	Historical amount	Annual cap	Historical amount	Annual cap	Historical amount	Annual cap	Historical amount
Contractual Amount of Assets Newly Entrusted for Investment and Management during the Period	200,000	13,110.00	200,000	58,385.07	200,000	23,326.50	65,000	60,577.00
Fees for the Investment and Management Services and Entrusted Operation Fee(Note)	1,391	652.75	1,982	650.74	2,266	587.63	2,000	637.10

Note:

The cap fees and historical amounts for the three years ended 31 December 2021 refer to the fees for the Investment and Management Services (including the investment management service fee, floating management fee, performance-based bonus for projects with non-fixed return and real estate operation management service fee); the cap fees and historical amounts for the year ended 31 December 2022 refer to the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward (including floating management fee and performance-based bonus for projects with non-fixed return)) and the entrusted operation fee in relation to the Operating Services.

Cap amounts

For the three years ending 31 December 2025, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the fees for the Investment and Management Services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the Operating Services are as follows:

RMB million (or its equivalent in foreign currency)

	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Contractual Amount of Assets Newly Entrusted for Investment and Management during the Period	120,000	140,000	150,000
Fees for the Investment and Management Services and the Entrusted Operation Fee	1,500	1,800	2,200

In determining the annual caps on the contractual amount of assets newly entrusted for investment and management, the Company has taken into account (i) the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2022 which amounted to more than RMB418.3 billion; (ii) the investment plans provided by CLI for the years from 2023 to 2025, including 80 pipeline projects with an aggregate investment amount of more than RMB300 billion which may fall within the scope of the entrusted assets under the New Agreement in the next three years; (iii) the expected increase in investment amount and demands for product allocation of the Company during the term of the New Agreement; and (iv) the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. As at 31 December 2022, CLI had invested in a total of 175 projects for and on behalf of the Company, including 31 projects newly invested in 2022, representing a significant increase from 18 projects in 2021. Along with the continuous enhancement of the investment management ability of CLI and the steady business growth of the Company, it is expected that the scale of the assets to be entrusted by the Company to CLI for investment and management during the term of the New Agreement will increase as compared to the historical figures.

In determining the annual caps on the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee for the Operating Services, the Company has taken into account the amount of its assets under the entrustment arrangement as described in the preceding paragraph, the fee rates stipulated under the New Agreement, the exit plans for certain Existing Projects which represented approximately 4.4% of the existing investment portfolio managed by CLI for and on behalf of the Company, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates, the Company has made reference to market standards and industry practices, including the price of similar transactions with independent third parties, and the fee structures and fee rates for the products with underlying investments similar to those under the New Agreement.

The annual cap on the contractual amount of assets newly entrusted for investment and management, as well as the annual cap on the fees for the Investment and Management Services and the entrusted operation fee for the Operating Services for the year ending 31 December 2023 under the Existing Agreement will be revised by the relevant annual caps under the New Agreement after the New Agreement comes into effect. The Company and CLI will ensure that the actual amounts of their transactions in 2023 will not exceed the relevant annual caps specified under the Existing Agreement prior to the effective date of the New Agreement.

INTERNAL CONTROL PROCEDURES

The Company has adopted the following internal control procedures to ensure the individual transactions will be conducted in accordance with the terms of the New Agreement, on normal commercial terms and in accordance with the pricing policies:

•

CLI will submit a list of projects under its management and operation to the investment management centre of the Company on a quarterly basis, setting out the details of each investment, such as the nature of the underlying assets, the applicable fee rate of each project and its calculation basis, as well as its financial information and performance. The investment management centre will review the list of projects provided by CLI to ensure the fee rates adopted by CLI conform to the fee standards specified in the New Agreement and the investment guidelines provide by the Company to CLI;

•

The investment management centre, together with the finance department and the internal control and legal departments, will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI. Such departments of the Company will assess the compliance of CLI with the investment restrictions and conditions imposed by the Company, and evaluate the performance of the investments with reference to the pre-set investment return target, following which the Company will confirm or adjust the performance reward to CLI in accordance with the New Agreement and the investment guidelines;

•

Pursuant to the New Agreement, the Company also has the right to access all information in relation to the investments made by CLI for and on behalf of the Company, and copy the financial statements, account books, transaction records, agreements and documents with respect to such investments at any time;

•

Pursuant to the New Agreement, if CLI offers any preferential treatments to other parties under its entrusted investment and management agreements and/or entrusted operation agreements with such other parties, CLI is required to inform the Company in writing and offer the same treatments to the Company; and

•

The Company maintains regular contacts with other investment managers, and also purchase products issued by independent third parties from time to time, through which the Company is able to keep abreast of the latest market prices for managing various types of products.

Furthermore, the products issued by CLI are not exclusively for the subscription by the Company and other subsidiaries of CLIC, but also to investors who are independent third parties. Pursuant to the New Agreement, the product management fee rate payable by the Company in respect of any particular product shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product, which ensures that the terms offered by CLI are in line with market standards.

The Company considers that the methods and procedures adopted above can ensure that the transactions under the New Agreement will be conducted on normal commercial terms and not prejudicial to the interests of the Company and its minority shareholders.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop alternative investment business, increase contribution to alternative investment value, and satisfy the needs of the Company for assets allocation. Through the alternative investment entrustment, the Company can further broaden its investment portfolio, diversify its investment risk, and capture investment opportunities in the market with higher return potential. CLI will further expand its investment scale and enhance the efficiency in its decision-making on investment, within the scope of authorization by the Company and in accordance with the requirements of the investment guidelines of the Company. In addition, CLI can also provide the Company with professional operating services with respect to the equity/real estate funds invested by the Company at its own discretion, which will enhance the efficiency in subsequent management of such investment.

The Directors are of the view that the transactions under the New Agreement are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the New Agreement are fair and reasonable. As Mr. Bai Tao, Mr. Zhao Peng, Mr. Li Mingguang and Mr. Wang Junhui hold positions in CLIC and/or CLI, they have abstained from voting on the Board resolution to approve the transactions under the New Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Halcyon Capital Limited, a corporation licensed to carry out business in Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement.

The Company will seek approval from the Independent Shareholders in respect of the transactions under the New Agreement at the forthcoming annual general meeting. A circular containing, among other things, the details of the New Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders. As additional time is required to prepare certain information for inclusion in the circular, the Company will dispatch the circular to the shareholders on or about 24 May 2023.

In view of CLI’s interests in the transactions under the New Agreement, CLIC will abstain from voting at the annual general meeting to approve such transactions.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLI is a wholly-owned subsidiary of CLIC, with a registered capital of RMB3,700 million. Its principal business includes: the management of funds in RMB and foreign currency entrusted by principals under entrustment, engagement in alternative investment business, management and application of its own funds in RMB and foreign currency, business involving insurance asset management products such as debt investment plans and equity investment plans, provision of consulting services relating to asset management, as well as other businesses approved by the CBIRC and other departments of the State Council. CLI focuses on alternative investments, and its scope of investment covers equity investment, real estate investment, infrastructure investment, special opportunity investment, inclusive finance and other fields. As at 31 December 2022, the audited total assets and net assets of CLI were RMB25,857 million and RMB19,299 million, respectively. The revenue and net profit for 2022 were RMB3,664 million and RMB1,133 million, respectively. As at 31 March 2023, the unaudited total assets and net assets of CLI were approximately RMB25,965 million and approximately RMB19,671 million, respectively. The revenue and net profit for the first quarter of 2023 were approximately RMB1,006 million and approximately RMB376 million, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLI”	國壽投資保險資產管理有限公司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“financial products”	the debt-to-equity swap investment plans, collective funds trusts, credit asset-backed securities, asset-backed special plans and other financial products recognized by the CBIRC that can be invested by insurance asset management institutions under entrustment

“equity”	any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“equity/real estate funds”	the private equity funds established by subsidiaries of CLI or third party institutions and of which subsidiaries of CLI or third party institutions act as the general partner or fund manager, in accordance with the relevant laws, administrative regulations and regulatory rules, such as the Securities Investment Fund Law and the Provisional Measures for the Supervision and Administration of Private Investment Funds, and the investment targets of which are such assets as permitted by the Regulatory Authorities for investment with insurance funds, including equity, real estate and infrastructures, etc.

“Existing Agreement”	the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds entered into between the Company and CLI on 27 December 2021

“Existing Projects”	the existing projects already entrusted by the Company to CLI for investment and management prior to the effective date of the New Agreement and the Company’s interests in which have not been disposed of as of the effective date of the New Agreement

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to consider the transactions under the New Agreement, comprising all independent non-executive Directors, namely, Mr. Lam Chi Kuen, Mr. Zhai Haitao, Mr. Huang Yiping and Ms. Chen Jie

“Independent Shareholders”	shareholders of the Company other than CLIC

“insurance asset management products”	the products invested with insurance funds as permitted by the Regulatory Authorities, and established by CLI or other insurance asset management companies and of which CLI or other insurance asset management companies act as the manager, including the debt investment plans, equity investment plans, asset-backed plans and other products regulated by the CBIRC

“Investment and Management Services”	the investment and management by CLI, on a discretionary basis, of the assets entrusted to it by the Company pursuant to the New Agreement, including insurance asset management products, financial products, equity/real estate funds and public REITs products

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Agreement”	the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds to be entered into between the Company and CLI

“New Projects”	the new projects to be entrusted by the Company to CLI for investment and management pursuant to the New Agreement

“Operating Services”	the post-investment operating services to be provided by CLI to the Company pursuant to the New Agreement with respect to the equity/real estate funds invested by the Company at its own discretion

“PRC”	the People’s Republic of China, which for the purposes of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“public REITs products”	the fund products established and publicly issued pursuant to the relevant requirements of the securities regulatory authority under the State Council, of which qualified fund managers act as the manager, and which mainly invest in infrastructure asset-backed securities and hold 100% equity interest in infrastructure project companies through such infrastructure asset-backed securities

“real estate”	any land, buildings and other fixtures attached to land within or outside the PRC

“Regulatory Authorities”	the authorities required by laws to supervise insurance companies, insurance asset management companies and the utilization of insurance funds, including but not limited to the Ministry of Finance of the PRC, the CBIRC, the People’s Bank of China, the State Administration of Foreign Exchange and the State Administration of Taxation

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 April 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang

Non-executive Director:	Wang Junhui

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie